                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  December 31, 2001
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

   Wang                               Stan                              X.
- ------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

   Viador, Inc.
   2000 Charleston Road, Suite 1000
- ------------------------------------------------------------------------------
                                    (Street)

   Mountain View                       CA                              94043
- ------------------------------------------------------------------------------
  (City)                             (State)                          (Zip)


- ------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

   Viador Inc. (VIAD)
- ------------------------------------------------------------------------------
3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)


- ------------------------------------------------------------------------------
4. Statement for Month/Year

   10/00
- ------------------------------------------------------------------------------
5. If Amendment, Date of Original   (Month/Year)


- ------------------------------------------------------------------------------
6. Relationship of Reporting Persons to Issuer
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

- ------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (check applicable line)

      X  Form filed by One Reporting Person
   ------

         Form filed by More than One Reporting person
   ------

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/9/00      S              20,000     D      $4.0625                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/10/00     S              75,000     D      $4.00                           D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/10/00     S               2,000     D      $4.125                          D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/10/00     S              10,000     D      $4.0625                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/10/00     S               5,000     D      $4.03125                        D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/12/00     S              10,000     D      $4.0313                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/13/00     S               5,000     D      $3.875                          D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/13/00     S              55,000     D      $4.1022                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/16/00     S              85,000     D      $3.6471                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/17/00     S             246,700     D      $3.6875                         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock+                   10/17/00     S              30,000     D      $3.6875         677,836         D             N/A
- --------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If this form is filed by more than one reporting person, see Instruction
4(b)(v).

              Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                SEC 1474 (3-99)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 4 (continued)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
- -------------------------------  --------------   --------------  --------  -----   --------------- ----------  -------- ---------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------

- -------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- --------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     (Instr. 4)                   Indirect (I) (Instr. 4)
- ------------------------
  Title      Amount or
             Number of
             Shares
- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

- ------------------------  ----------------------  --------------------------  ---------------------------  -----------------------

Explanation of Responses:
*The shares will vest and become exercisable as follows over the reporting person's period of service with issuer:
25% of the shares upon completion of one year of service measured from 6/7/99, the balance of the shares in a series of 36 successive equal monthly installments thereafter.
+ These were involuntary sales made by Donaldson Lufkin & Jenrette pursuant to a preexisting pledge agreement between Stan Wang and Donaldson Lufkin & Jenrette.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.




                               /s/ Stan X. Wang                    11/08/00


                              _______________________________    ______________
                              **Signature of Reporting Person         Date


               Potential Persons who are to respond to the collection of the information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2
                                                                 SEC 1474 (3-99)